SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)*

Regeneron Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75886F 10 7
(CUSIP Number)

Karen Linehan
Executive Vice President, Legal Affairs and General Counsel
Sanofi
54, rue La Boétie, 75008
Paris, France
Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1	NAMES OF REPORTING PERSONS
Sanofi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
23,350,365 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
23,350,365 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,350,365 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          20,550,813 shares of Common Stock are held directly by Sanofi and 2,799,552 shares of Common Stock are held directly by Aventisub LLC (“Aventisub”).  Aventisub is an indirect, wholly-owned subsidiary of Sanofi, and is the successor by merger to Aventis Pharmaceuticals Inc. (“Aventis”).  See Item 5 of the Schedule 13D.  Pursuant to the Amended and Restated Investor Agreement, dated as of January 11, 2014, by and among Sanofi, sanofi-aventis US LLC, Aventis, sanofi-aventis Amérique du Nord (collectively, the “Sanofi Parties”) and Regeneron Pharmaceuticals, Inc. (the “Company”), the Sanofi Parties have agreed to vote their respective shares of the Company, subject to specified exceptions, in accordance with the recommendation of the Company’s Board of Directors.

(2)          Calculation based on 107,946,794 shares of Common Stock outstanding as of October 24, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

This Amendment No. 14 (“Amendment No. 14”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on January 14, 2014, as amended (the “Schedule 13D”), and is filed by Sanofi (“Sanofi” or the “Reporting Person”) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Regeneron Pharmaceuticals, Inc. (the “Issuer” or the “Company”).  Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is supplemented as follows:

Schedule I of the Schedule 13D is replaced with Schedule I to this Amendment No. 14.  During the last five years, to the best of the Reporting Person’s knowledge, none of the Scheduled Persons has been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

Following the expiration of the “Lock-Up Term” as defined in the Amended Investor Agreement, as amended by the Letter Agreement (i.e., generally beginning after December 20, 2020), the Reporting Person may dispose of its interest in all or a portion of the Common Stock beneficially owned by it at any time or from time to time, in public offerings, market or private transactions, through derivatives, or otherwise, at prices and other terms acceptable to the Reporting Person, depending on the Reporting Person’s preferred allocation of capital, alternative investment opportunities, market conditions, the price of the Common Stock and other factors that the Reporting Person deems relevant to its investment in the Company.  Additionally, the Reporting Person may use all or a portion of the Common Stock beneficially owned by it as collateral following the expiration of the “Lock-Up Term”.  Any such disposition or use of collateral will be effected in accordance with the terms of the Amended Investor Agreement (as amended by the Letter Agreement), including the limitations set forth in Section 5 of the Amended Investor Agreement.  The foregoing is subject to change at any time.

Item 5.	Interests in the Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 14 as of December 9, 2019, are incorporated herein by reference.  As of December 9, 2019, the Reporting Person beneficially owned 23,350,365 shares of Common Stock, representing approximately 21.6% of the shares of Common Stock outstanding (based on 107,946,794 shares of Common Stock outstanding as of October 24, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019).  The Reporting Person may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock directly owned by Aventisub, its subsidiary.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule I to the Schedule 13D beneficially owns any shares of Common Stock as of December 9, 2019.

(c)  During the last sixty days through and including December 9, 2019, no transactions were effected in the Common Stock by the Reporting Person.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule I to the Schedule 13D effected transactions in the Common Stock during the period described above.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2019

SANOFI

	By:	/s/ Alexandra Roger
Name:	Alexandra Roger
Title:	Attorney-in-fact

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

SANOFI

The name, business address and present principal occupation or employment of each of the directors and executive officers of Sanofi are set forth below.  Unless otherwise indicated, the business address of each director and executive officer is Sanofi, 54 rue La Boétie, 75008 Paris, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Serge Weinberg	Chairman of the Board of Directors of Sanofi, Chairman of Weinberg Capital Partners

Paul Hudson English citizenship	Chief Executive Officer of Sanofi

Laurent Attal	Director at Sanofi, Executive Vice President–Research and Innovation at L’Oréal

Emmanuel Babeau	Independent Director at Sanofi, Deputy Chief Executive Offer – Finance & Legal Affairs of Schneider Electric

Christopher Babule	Director at Sanofi, Executive Vice President, Chief Financial Officer of L’Oréal

Bernard Charlès	Independent Director at Sanofi, Vice Chairman of the Board of Directors and CEO of Dassault Systèmes SE

Claudie Haigneré	Independent Director

Patrick Kron	Independent Director at Sanofi, Chairman and CEO of Imerys , Chairman of Truffle Capital

Fabienne Lecorvaisier	Independent Director at Sanofi, Executive Vice President, Chief Financial Officer and Executive Committee Member of Air Liquide

Melanie Lee English citizenship	Independent Director at Sanofi, Chief Executive Officer of LifeArc

Suet-Fern Lee Singaporean citizenship	Independent Director at Sanofi, Senior Partner at Morgan Lewis Stamford LLC and Chairwoman of the International Leadership Team of Morgan Lewis & Bockius LLP

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Carole Piwnica Belgian citizenship	Independent Director at Sanofi, Founder and Director of Naxos UK Ltd

Diane Souza U.S. citizenship	Independent Director at Sanofi, Member of the Board of Director of Amica Insurance Companies

Thomas Südhof German and U.S. citizenship	Independent Director at Sanofi, Avram Goldstein Professor at the Department of Molecular & Cellular Physiology, Stanford University School of Medicine (United States)

Marion Palme German citizenship	Director representing employees

Christian Senectaire	Director representing employees

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Paul Hudson British citizenship	Chief Executive Officer of Sanofi

Olivier Charmeil	Executive Vice President, China and Emerging Markets

Jean-Baptiste Chasseloup de Chatillon	Executive Vice President, Chief Financial Officer

Karen Linehan U.S. and Irish citizenship	Executive Vice President, Legal Affairs and General Counsel

David Loew Swiss citizenship	Executive Vice President, Sanofi Pasteur

Philippe Luscan	Executive Vice President, Global Industrial Affairs

Alan Main English citizenship	Executive Vice President, Consumer Healthcare

Ameet Nathwani English citizenship	Chief Digital Officer, Chief Medical Officer and Executive Vice President Medical

Dominique Carouge	Executive Vice President, Business Transformation

Caroline Luscombe English citizenship	Executive Vice President, Human Resources

Bill Sibold U.S. and Canadian citizenship Business address: 50 Binney Street Cambridge, MA 02142	Executive Vice President, Sanofi Genzyme

Kathleen Tregoning U.S. citizenship Business address: 1455 Pennsylvania Avenue Washington, DC 20001	Executive Vice President, External Affairs

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

John Reed U.S. citizenship Business address: 640 Memorial Drive Cambridge, MA 02139	Executive Vice President, Global Head of Research and Development

Dieter Weinand U.S. citizenship Business address: 55 Corporate Drive Bridgewater, NJ 08807	Executive Vice President, Primary Care